SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 27, 2007

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

press release

Inmarsat plc Reports Preliminary Full Year Results 2006

London, UK: 27 February 2007. Inmarsat plc, the leading provider of global mobile satellite communications services, today reported unaudited consolidated financial results for the year ended 31 December 2006.

Full Year 2006 Highlights

•	Total revenue $500.1 million, MSS revenue up 4% to $491.8 million
•	EBITDA up 5% to $331.7 million (2005: $316.0 million)
•	Strong performance across all business sectors
•	BGAN service revenue contribution $9.5 million in first year
•	Handheld satellite phone service introduced in line with strategic plan
•	Final dividend increased 4% to 16 cents (US$) per share, total 26.66 cents
•	EPS 28 cents (US$) per share (2005: 17 cents)

Q4 2006 Highlights

(Inmarsat Holdings Limited)

•	Q4 revenue up 6% to $125.0 million (2005: $117.5 million)
•	Q4 EBITDA up 16% to $79.4 million (2005: $68.3 million)
•	Q4 BGAN revenue $4.2 million, up 31% sequentially on Q3
•	BGAN active terminals advance to 7,119 (1,572 increase in Q4)
•	Continued strong demand in maritime and aeronautical sectors

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said, “In 2006 we have delivered on our target of accelerated revenue growth while maintaining strong growth in operating cash flows. We are pleased that our revenue growth continues to be driven by strong performances across our business sectors and by the fast growing contribution from BGAN services. With this momentum we are confident about the year ahead. In 2007 we will see the first full year contribution from BGAN and begin the roll out of our first handheld satellite phone service. Together with the on-going healthy growth in our core maritime and aeronautical businesses, we are on track to meet our objectives for 2007.”

Mobile Satellite Services (MSS)

Continued growth in the global shipping fleet combined with increased demand for data services drove revenue growth of 7% in our maritime sector in 2006. New installations of our Fleet product range were strong during the year and through the fourth quarter. Our total number of active maritime terminals grew by 14% year over year, while our base of active Fleet terminals grew by 56%. Maritime data revenue grew 11% year over year driven by growth in the number of Fleet terminals and high usage levels across both Fleet and Inmarsat B terminals. Maritime voice revenue declined by 1% year over year, a marked improvement on the decline seen in recent years. The continued trend of stabilisation in maritime voice revenue is due to the success of off-peak services for ship crews combined with the diminishing impact of analogue to digital migration as the remaining analogue traffic on our network falls to low levels.

Our land sector revenues benefited from a growing BGAN contribution in the second half of the year. While total land sector revenue was down 5% year over year, the steady new growth in BGAN service revenue and the addition of a handheld satellite phone product in September 2006 contributed to a stronger second half. Land data revenue declined 1% year over year, but grew 7% in the second half compared to the second half 2005 despite a higher level of volume discounts in 2006. BGAN contributed $7.4 million in the second half, compared with $2.1 million in the first half. We remain encouraged that the early demand for BGAN continues to be largely driven by new customers and incremental demand from existing customers using BGAN for new applications. Furthermore, we believe the appointment of new BGAN distribution partners has been successful in reaching new customers. Growth in BGAN and a strong year for our R-BGAN service partially offset reduced demand for our services in the Middle East and continued competition from VSAT.

Competition from handheld satellite operators resulted in a fall in land voice revenue of 19% year over year. At the beginning of 2006 we announced our intention to launch our own handheld service and in September 2006 we signed a collaboration agreement with ACeS International of Indonesia to offer low-cost handheld satellite phone services initially in South East Asia. The launch of our first handheld product and the geographical expansion of coverage planned for 2007 will allow us to enhance our land voice service offering and enable us to win new customers in this growth area.

The continued success of our Swift 64 product in our aeronautical sector resulted in revenue growth of 35% over the prior year. Installations of Swift 64 terminals continued to grow during the year and through the fourth quarter, each quarter eclipsing the preceding quarter for new installations. During the year we also announced the first tests of our forthcoming SwiftBroadband product which will offer further service improvements to our aeronautical customers and support the roll out of in-flight cellular services. We expect this service to become commercially available in mid-2007.

Our leasing revenue declined 1% year over year primarily as a result of lower demand for leasing services during the first half. During the second half new leasing business contributed to a much improved performance with revenue growth of 21% over the first half 2006.

Impact of volume discounts

The volume discounts we offer to our distributors have an increasing impact on our margins as the year progresses. As our distributors reach certain volume targets we reduce our wholesale prices and this process reduces our margins until the end of the calendar year when our prices are then reset to their pre-discount level. Volume discounts have their greatest impact on our wholesale prices during the fourth quarter. As a result and consistent with prior years, our reported mobile satellite services revenue for the fourth quarter 2006 was lower than revenue reported for the third quarter 2006.

Liquidity

At the end of the year our total net external debt stood at $836.6 million, made up of cash of $42.8 million and total external debt of $879.4 million. At the end of the year we also had an available but undrawn credit facility of $300.0 million.

Outlook

We are pleased with the performance of our core business and believe the growth drivers of our 2006 performance can fuel further growth in 2007. We are targeting growth across all our business sectors in 2007 and overall a higher level of revenue growth than we achieved in 2006.

Our maritime and aeronautical businesses are experiencing steady demand for new terminals and will benefit from a full year contribution from the terminals installed in 2006. We are pleased with the rate of growth in BGAN and see the potential for greater traction in this important service in 2007. We continue to see opportunities for BGAN in new markets and will maintain a policy of adding new distribution partners as appropriate to access these opportunities. During 2007 we also expect to launch our SwiftBroadband and FleetBroadband services, however, we do not expect material revenue contributions from these services until 2008.

We expect to see a modest increase in our operating costs reflecting a full year of costs from the operations we took over from ACeS International in September 2006 and a full year of other satellite related costs, including in-orbit insurance of our Inmarsat-4 satellites. These cost increases will be partially offset by the full year effect of restructuring and headcount reductions made in 2006. The level of cash capital expenditures we expect for 2007 will be largely driven by the date of the launch of our third Inmarsat-4 satellite. Assuming the launch does not occur in 2007, we expect cash capital expenditure to be in the region of $120 million, including maintenance. In the event we can achieve a launch in 2007, we would expect total cash capital expenditure to be in the region of $240 million.

Other Information

A webcast recording of the analyst presentation to be held on 27 February at 9:00am will be posted to our website after the event. To access the webcast please go to: www.inmarsat.com/investor_relations/. Inmarsat management will also host a conference call on Tuesday, 27 February at 3:00pm London time (United States 10:00am EST). To access the call please dial +44 1452 542 300 and enter reservation code 6620797. A recording of the call will be available for one week. To access the recording please dial +44 1452 550 000 and enter reservation code 6620797#.

2006 Results for Inmarsat Holdings Limited and Inmarsat Group Limited

Inmarsat Holdings Limited, through its subsidiary Inmarsat Finance II plc, is the issuer of $450 million of 10.375% Senior Discount Notes due 2012. Inmarsat Group Limited, through its subsidiary Inmarsat Finance plc, is the issuer of $310.4 million of 7.625% Senior Notes due 2012. Inmarsat Holdings Limited and Inmarsat Group Limited will report full year 2006 results on Form 20-F and expect to file these reports with the SEC on or around 27 April 2007.

To assist analysts and investors in their understanding of the results, the following unaudited financial tables are provided for Inmarsat Holdings Limited, prepared in accordance with IFRS.

Inmarsat Holdings Limited

Revenue Breakdown (unaudited)

	Fourth quarter ended December 31,
	2006	2005
	(US$ in millions)
Revenues
Maritime sector:
voice services	25.2	25.5
data services	45.8	40.5

Total maritime sector	71.0	66.0
Land sector:
voice services	3.9	5.6
data services	22.2	21.5

Total land sector	26.1	27.1
Aeronautical sector	8.3	6.4
Leasing (incl. navigation)	16.7	15.8

Total mobile communications services	122.1	115.3
Subsidiary revenues	—	0.1
Other income	2.9	2.1

Total revenue	125.0	117.5

Inmarsat Holdings Limited

Consolidated Financial Results (unaudited)

	Fourth quarter ended December 31,
	2006	2005
	(US$ in millions)
Employee benefits costs	22.8	28.1
Network and satellite operations costs	8.1	7.0
Other operating costs	17.4	19.2
Work performed by the group and capitalised	(2.7)	(5.1)

Total net operating costs	45.6	49.2

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

Contacts: Inmarsat plc

Investor Enquiries	Media Enquiries
Simon Ailes, +44 20 7728 1518	John Warehand, +44 20 7728 1579
simon_ailes@inmarsat.com	john_warehand@inmarsat.com

INMARSAT PLC

PRELIMINARY CONSOLIDATED FINANCIAL RESULTS

For the year ended 31 December 2006

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Initial Public Offering Prospectus as filed with the London Stock Exchange on 17 June 2005 and the Inmarsat Holdings Limited and Inmarsat Group Limited Forms 20-F for the year ended 31 December 2005.

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with additional understanding of the underlying performance of our business, and to aid comparability of our results for the periods concerned.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortisation. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat plc (the “Company” or together with its subsidiaries, the “Group”) for the year ended 31 December 2006. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has more than twenty-seven years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. The Group’s revenues, operating profit and EBITDA for 2006 were $500.1m, $174.9m and $331.7m, respectively (2005: $491.1m, $209.5m and $316.0m, respectively).

We report our results of operations in US dollars as the majority of our revenues and our borrowings are denominated in US dollars.

Growth of BGAN Revenues

Having commercially launched the Broadband Global Area Network (‘BGAN’) service in December 2005, Inmarsat has shown consistent growth in revenue and subscriber numbers through 2006, recording $9.5 million of revenue in the year and 7,119 subscribers at 31 December. We are encouraged that this revenue is largely earned from new customers and from the use of new applications by existing customers, and believe that this reflects exciting opportunities for future growth. We anticipate expanding the availability of our high-speed data services still further with the launch of SwiftBroadband and FleetBroadband during 2007, although we do not expect material revenue contributions from these services until 2008.

Launch of handheld service

On 4 September 2006, Inmarsat and ACeS International Limited (‘ACeS’) announced the signing and completion of collaboration arrangements to offer low-cost handheld and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat assumed responsibility for ACeS’ satellite and network operations, wholesale service provision and product and service development. ACeS now focuses on distribution of MSS products in the Asian land and maritime markets and has become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over the daily active base of approximately 10,000 terminals operated by ACeS, and 53 employees located at ACeS’ operational centre in Batam, Indonesia. Inmarsat will pay ACeS a total of $15.0m over four years, of which an initial payment of $4.0m was made on completion and a second payment of $1.5m was made on 30 January 2007. The arrangements taken together constitute a business combination under IFRS 3, ‘Business Combinations’. Revenues in the land voice and maritime voice segments, as disclosed below, each contain a small element of revenue earned since completion.

To enable expanded handheld voice services coverage using the existing Inmarsat-4 satellites, Inmarsat will undertake a process of network upgrades and an accelerated modernisation of the ACeS R190 handheld satellite phone. It is currently intended that an interim service will be available over the Inmarsat-4 F1 footprint from around the middle of 2007 and over the full Inmarsat-4 coverage area by the end of 2008.

New Distribution Partners

Eight new BGAN distribution partners have been appointed since 31 December 2005. Allowing for the completion of the merger of Stratos and Xantic on 14 February 2006, the total number of BGAN distributors is now 16.

Restructuring programme

In January 2006 the Group announced its intention to effect organisational changes to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan was a redundancy programme involving 42 employees. The redundancies primarily related to those employees responsible for the completion of the Inmarsat-4 programme, with the departure of staff being phased across the year. Redundancy and other restructuring costs of $6.8m have been recognised as an expense for the year ended 31 December 2006, and are expected to result in annualised savings of approximately $8.7m.

Dividends

On 26 May 2006, the Company paid a final dividend of 10.95 cents (US$) per ordinary share in respect of the year ended 31 December 2005. On 27 October 2006, the Company paid an interim dividend of 10.66 cents (US$) per ordinary share in respect of the year ended 31 December 2006. The Board intends to recommend a final dividend of 16 cents (US$) per ordinary share in respect of the year ended 31 December 2006. In accordance with IAS 10, this final dividend has not been recorded as a liability in the financial statements at 31 December 2006. The total dividend paid and proposed for the year ended 31 December 2006 equals 26.66 cents (US$) per ordinary share, a 4.1% increase over 2005, and amounts to $121.6m.

Disposal of lease receivable and associated settlement

On 11 December 2006 the Group announced the disposal of its wholly-owned subsidiary Burses Limited (formerly Inmarsat Leasing (Three) Limited). At the date of disposal, the sole asset of Burses Limited was an intra-group lease receivable. This lease amount, and an additional premium, was settled in full by the Group subsequent to the disposal. Following the settlement, the Group has no further liability to, or interest in, Burses Limited.

Revenues

Revenues for 2006 were $500.1m, an increase of $9.0m, or 1.8%, compared with 2005. Revenues excluding subsidiaries disposed of increased by 4.4%, from $479.2m to $500.1m.

The table below sets out the components of our total revenue for each of the periods under review.

	2006 (unaudited)	2005 (audited)	Increase/ (decrease)
	(US$ in millions)%
Revenues
Maritime sector:
voice services	100.9	102.0	(1.1)
data services	183.8	165.1	11.3

Total maritime sector	284.7	267.1	6.6
Land sector:
voice services	19.2	23.6	(18.6)
data services	96.9	98.2	(1.3)

Total land sector	116.1	121.8	(4.7)
Aeronautical sector	30.7	22.7	35.2
Leasing (incl. navigation)	60.3	60.9	(1.0)

Total mobile satellite communications services	491.8	472.5	4.1

Subsidiaries disposed of in 2005	—	11.9
Other income	8.3	6.7	23.9

Total revenue	500.1	491.1	1.8

(‘000s)	2006	2005
Active terminals (1) (2)
Maritime	139.5	122.6
Land	80.8	76.9
Aeronautical	7.7	6.8

Total active terminals	228.0	206.3

(1)	Active terminals are the number of subscribers (R-BGAN and BGAN) or terminals that have been used to access commercial services at any time during the preceding twelve-month period (other services except handheld) registered as at 31 December. Active handheld terminals are the average number of terminals active on a daily basis during the period.

(2)	Active terminals as at 31 December 2006 include 9,922 ACeS terminals and 7,119 BGAN subscribers (as at 31 December 2005: nil and nil, respectively). The average daily active number of handheld SIM cards was 13,904.

During 2006, revenues from mobile satellite communication services were $491.8m, an increase of $19.3m, or 4.1%, compared with 2005. Growth has been strong as a result of continued success in services such as Fleet and Swift 64; the launch of BGAN in December 2005; and we have additionally seen a revenue contribution from handheld services since September 2006. This growth has been partly offset by lower demand for our services in the Middle East and competition from other technologies. The maritime, land, aeronautical and leasing sectors accounted for 57.9%, 23.6%, 6.2% and 12.3% of total revenues from mobile satellite communication services respectively during 2006. Revenues for 2006 reflect the increased volume discounts arising from the merger of Stratos and Xantic which was completed on 14 February 2006. Revenues for 2005 included the effect of the relief work arising out of the Asian tsunami of 26 December 2004. We do not consider that our revenues in 2006 have benefited from any ‘one-off’ or event-type revenues.

Maritime Sector. During 2006, revenues from the maritime sector were $284.7m, an increase of $17.6m, or 6.6%, compared with 2005. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during 2006 were $183.8m, an increase of $18.7m, or 11.3%, compared with 2005. The increase in revenues from data services reflects greater demand, as a result of the take-up and utilisation of our Fleet services in the new-build market, and increased data usage over our smaller terminals with lower-speed capabilities, such as Inmarsat B and Mini M. Revenues from voice services in the maritime sector during 2006 were $100.9m, a decrease of only $1.1m, or 1.1%, compared with 2005, reflecting increasing signs of stabilisation in this sector. Historically our voice revenues for maritime services have been affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower priced digital services although the remaining levels of analogue users on our network are now at much lower levels. This stabilisation in voice has benefited from growth in both our newer Fleet service and various promotions for Mini M, which we have initiated to promote greater use of our services by ships’ crews and to respond to increased competition.

Land Sector. In 2006, revenues from the land sector were $116.1m, a decrease of $5.7m, or 4.7%, compared with 2005. Revenues from data services in the land sector during 2006 were $96.9m, a decrease of $1.3m, or 1.3%, compared with 2005. The decrease is a result of the decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT. This has been offset in part by the launch of BGAN and increased demand for R-BGAN with both services contributing strongly in the second half. Revenues from voice services in the land sector during 2006 were $19.2m, a decrease of $4.4m, or 18.6%, compared with 2005. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from operators of handheld satellite telephones who offer lower-priced voice services. We believe that the launch of our own handheld voice product over the Inmarsat-4 coverage area will enhance our land voice offering and enable us to win customers in this growth area.

Revenues from BGAN services during 2006 are set out in the table below. These figures include voice, data and subscription revenues. As at 31 December 2006 there were 7,119 active BGAN subscribers.

BGAN Services	Three months ended				Year ended
	31 March 2006	30 June 2006	30 September 2006	31 December 2006	31 December 2006
Revenues (US$ in millions)	0.5	1.6	3.2	4.2	9.5
Active subscribers	2,113	3,367	5,547	7,119	7,119

Aeronautical Sector. During 2006, revenues from the aeronautical sector were $30.7m, an increase of $8.0m, or 35.2%, compared with 2005. The increase continues to be attributed primarily to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines.

Leasing. During 2006, revenues from leasing were $60.3m, a decrease of $0.6m, or 1.0%, compared with 2005. The decrease relates primarily to the first half of the year, with a strong improvement in the second half due to the signing of a significant Swift 64 lease. Leasing growth in the land and aeronautical sectors has been offset by a decline in the maritime sector.

Subsidiaries disposed of in 2005. Subsidiary revenues in 2005 represent revenues from former subsidiary operations Invsat Limited and Rydex Corporation Limited. Both these operations were disposed of during 2005.

Other income. Other income for 2006 was $8.3m, an increase of $1.6m or 23.9%, compared with 2005. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of R-BGAN end user terminals.

Net operating costs

Net operating costs during 2006 were $168.4m, a decrease of $5.6m or 3.2% compared to 2005. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

(US$ in millions)	2006	2005
Employee benefits costs	(85.9)	(97.0)
Restructuring costs including termination benefits	(6.8)	—
Network and satellite operations costs	(31.1)	(38.8)
Other operating costs	(56.6)	(63.4)
Work performed by the Group and capitalized	12.0	25.2

Total net operating costs	(168.4)	(174.0)

Employee benefits costs

Employee benefits costs (excluding restructuring costs) during 2006 were $85.9m, a decrease of $11.1m, or 11.4% compared with 2005. 2005 amounts included $4.5m in relation to subsidiaries disposed of during that year. The average headcount (excluding staff employed in Indonesia as a result of the ACeS collaboration agreement) decreased to 389 in 2006 from 404 in 2005 (excluding subsidiaries disposed of), principally due to the restructuring plan. In 2006 the Group recognised $5.2m of share option costs (2005: $6.5m) relating principally to the all staff option scheme implemented in November 2004. The options under the all staff scheme vested over a period of approximately 18 months from July 2005 to December 2006.

Restructuring costs including termination benefits

During 2006 the Group recognised $6.8m of termination costs related to the restructuring plan discussed earlier (2005: $nil).

Network and satellite operations costs

Network and satellite operations costs during 2006 were $31.1m compared to $38.8m during 2005, a reduction of $7.7m or 19.8%. Included in this category are costs for leasing satellite capacity from Thuraya for the R-BGAN service. In 2005 the Group incurred four months of costs, being $11.7m, in relation to this. There were no equivalent costs in 2006. This reduction was offset in part by an increase in the costs of in-orbit insurance with two Inmarsat-4 satellites having been in service for the whole year, and by an increase in warranty and other maintenance costs on our Inmarsat-4 ground infrastructure that were not incurred to the same extent in 2005.

Other operating costs

During 2006, other operating costs were $56.6m, a decrease of $6.8m, or 10.7%, compared with 2005. This primarily reflects the absence of subsidiary operating costs which amounted to $7.8m in 2005. Other operating costs incurred as a result of the ACeS collaboration agreement in September 2006 are not significant. Costs in 2006 have increased by $4.7m as a result of amending the accounting treatment for rental payments on our head office building to record costs on a straight-line basis. Of this, $2.1m, although recognised in 2006, relates to 2005 and is therefore non-recurring. In 2005 we incurred $3.0m of non-recurring costs working on a venture in Korea with a potential new distribution partner. There were no equivalent costs in 2006.

Work performed by the Group and capitalised

During 2006, own work capitalised was $12.0m, a decrease of $13.2m, or 52.4%. This reflects the completion and bringing into service of major elements of the Inmarsat-4 ground infrastructure, though substantial work is still being carried out on planned new service expansions.

EBITDA

As a result of the factors discussed above, EBITDA for 2006 was $331.7m, an increase of $15.7m, or 5.0%, compared with 2005 EBITDA. EBITDA margin has increased to 66.3% for 2006 compared to 64.3% for 2005. This reflects an increase in revenue against a reduction in net operating costs. EBITDA excluding the one time non-recurring termination costs was $338.5m, an increase of 7.1% over 2005.

Impact of disposal of subsidiaries

On 2 September 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. On 17 October 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. These businesses contributed the following amounts to the results for 2006 and 2005:

(US$ in millions)	2006	2005
Revenue	—	11.9
Employee benefits costs	—	(4.5)
Other operating costs	—	(7.8)

EBITDA	—	(0.4)

Depreciation and amortisation

During 2006, depreciation and amortisation was $156.8m, an increase of $50.3m, or 47.2%, compared with 2005. This increase is a result of the depreciation for a full year of the Inmarsat-4 F1 satellite and related ground infrastructure (2005: seven months) and of the Inmarsat-4 F2 satellite and related ground infrastructure (2005: nil). This is partially offset by the prospective extension, from 1 October 2005, of the useful lives of these two satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better than expected performance of the launch vehicles and the adoption of a near optimal mission strategy which are expected to extend the orbital lives of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during 2006 was $174.9m, a decrease of $34.6m, or 16.5%, compared with 2005.

Net interest payable

Interest payable for 2006 was $93.4m, a decrease of $70.4m compared with 2005. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and as such interest costs have been reduced substantially compared to the costs incurred in the first half of that year. See “Liquidity and capital resources”.

Interest receivable for 2006 was $8.3m, a decrease of $41.5m compared with 2005. The decrease principally relates to a realised foreign exchange gain of $39.3m in 2005 arising on the repayment of the euro denominated Subordinated Preference Certificates. There was no equivalent amount in 2006. See “Use of proceeds” and “Liquidity and capital resources”.

Profit before tax

For 2006, profit before tax was $89.8m, a decrease of $5.7m compared with 2005, with lower operating profits partially offset by lower net interest costs following the favourable restructuring of our debt portfolio.

Income tax expense

In 2006 the Group recorded a tax credit of $37.9m, compared to a charge of $31.1m for 2005. This reflects a $58.1m deferred tax credit recorded on the termination of the Burses Limited lease amount disposed of in December 2006. Further reducing the effective tax rate in 2006 is a credit of $4.6m relating to the review of certain historic tax provisioning positions. Excluding the effect of both of these items would increase the tax charge to $27.3m, resulting in an adjusted effective tax rate of 30.4%.

The underlying movement in effective tax rate from 32.6% in 2005 to the adjusted effective tax rate of 30.4% in 2006 is as a result of a reduction in the level of permanently disallowable expenditure.

Profit for the year

As a result of the factors discussed above, profit for the year 2006 was $127.7m, an increase of $63.1m, or 98.0%, compared with 2005.

Earnings per share

2006 basic and diluted earnings per share for profit attributable to the equity holders of the Company were 28 cents (US$) and 28 cents (US$) respectively, compared to 17 cents (US$) and 17 cents (US$) respectively for 2005.

2006 basic and diluted earnings per share adjusted to exclude the disposal of Burses Limited lease receivable and associated deferred tax credit were 17 cents (US$) and 17 cents (US$) respectively, consistent with 2005.

Liquidity and capital resources

Historically, the Group’s principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities and issuance of debt. Following the London Stock Exchange listing on 22 June 2005 and the related transactions, the Group’s indebtedness and debt service obligations decreased significantly.

The Group had net borrowings at 31 December 2006 of $879.6m primarily comprising drawings on the Senior Credit Facility of $250m, Senior Notes of $256.8m (net of $53.6m Senior Notes held by the Group, being 17% of the aggregate principal outstanding), Senior Discount Notes of $367.6m and deferred satellite payments of $48.9m, net of cash and cash equivalents and short term deposits of $42.8m. See note 7 to the Preliminary Consolidated Financial Results.

Net cash generated from operating activities during 2006 was $316.0m compared to $317.3m during 2005. The decrease relates to a decrease of $7.8m in interest income and movements in working capital partially offset by increased EBITDA.

Net cash used in investing activities during 2006 was $118.4m compared with $43.2m for 2005. During 2006 the Group had an outflow from maturing short-term deposits of $nil, compared to $151.7m for 2005. In addition in 2005 the Group received net proceeds of $9.4m for the sale of Invsat Limited and Rydex Corporation Limited. During 2006 the Group incurred continued capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of $114.4m. Included in investing activities during 2006 was an initial payment of $4.0m on completion of the ACeS collaboration arrangements.

Net cash used in financing activities during 2006 was $189.8m compared to $470.0m during 2005. During 2006, the Group purchased $43.6m principal of its Senior Notes, paying a premium of $1.2m (2005: $10.0m, paying a premium of $0.3m) and paid $36.4m interest on Senior Notes and Facilities, a reduction of $40.5m as a result of lower levels of debt following the listing and related transactions which took place in June 2005. The Group paid dividends of $98.2m in 2006 compared to $24.7m in 2005.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Seasonality

Our revenues for the first and last months of each year are impacted by changes in demand from end-users during the holiday season. In particular, revenues from data services tend to decline during the holiday season, reflecting reduced business activity. Historically, the impact of this seasonal decline in data services on our results of operations has been limited, as the decline has been substantially offset by increased voice traffic. However, as data revenues increase as a percentage of our total revenues, we expect the seasonal decline in the volumes may have a more pronounced effect on our first and fourth quarter results. The impact of volume discounts increases over the course of the year with lower discount levels in early quarters and higher discounts in later quarters. The effect of these volume discounts will be most prominent in the fourth quarter.

Recent Events

In a letter dated 24 January 2007, under its contract for launch services with Lockheed Martin Commercial Launch Services Inc., Inmarsat exercised its option to launch the Inmarsat-4 F3 on an Atlas V launch vehicle. The exact launch date is yet to be finalised.

The arbitration proceedings between the Group and three of its distribution partners, concerning the correct implementation of new distribution partner appointment processes set out in the Group’s distribution agreements, have now been concluded. As a consequence of the arbitration award, the appointment of one BGAN Inmarsat distribution partner has been regularised by means of the new appointment of a member of the same group of companies. The arbitration award is not expected to have any material financial or commercial impact on the Group.

The Board intends to recommend a final dividend of 16 cents (US dollars) per ordinary share in respect of the year ended 31 December 2006 to be paid on 25 May 2007 to ordinary shareholders on the register of members at the close of business on 11 May 2007. Shareholders will be asked to approve the final dividend payment at the Annual General Meeting to be held on 8 May 2007. Dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. This dividend has not been recognised as a liability for 2006.

Subsequent to 31 December 2006 other than the events discussed above there have been no other material events which would affect the information reflected in the consolidated financial results of the Group.

INMARSAT PLC

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2006

(US$ in millions)	2006 (unaudited)	2005 (audited)
Revenue	500.1	491.1

Employee benefits costs	(85.9)	(97.0)
Restructuring costs including termination benefits	(6.8)	—

Total employee benefits costs	(92.7)	(97.0)
Network and satellite operations costs	(31.1)	(38.8)
Other operating costs	(56.6)	(63.4)
Work performed by the Group and capitalised	12.0	25.2
Loss on termination of subsidiary undertakings	—	(1.1)

EBITDA	331.7	316.0
Depreciation and amortisation	(156.8)	(106.5)

Operating profit	174.9	209.5
Interest receivable	8.3	49.8
Interest payable and similar charges	(93.4)	(163.8)

Net interest payable	(85.1)	(114.0)

Profit before income tax	89.8	95.5
Income tax credit/(expense)	37.9	(31.1)

Profit for the year	127.7	64.4

Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US$ per share)
— Basic	0.28	0.17
— Diluted	0.28	0.17
Earnings per share (expressed in US$ per share) adjusted to exclude disposal of lease receivable and associated deferred tax credit
— Basic	0.17
— Diluted	0.17

INMARSAT PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2006

(US$ in millions)	2006 (unaudited)	2005 (audited) (restated)
Profit for the year	127.7	64.4
Actuarial gains/(losses) from pension and post retirement healthcare benefits	5.2	(8.7)
Gains/(losses) on cash flow hedges	8.2	(15.6)
Movement in cumulative translation reserve	(6.6)	(0.8)
Tax (charged)/credited directly to equity	(2.4)	8.1

Total recognised income for the year	132.1	47.4

INMARSAT PLC

CONSOLIDATED BALANCE SHEET

At 31 December 2006

(US$ in millions)	2006 (unaudited)	2005 (audited)
Assets

Non-current assets
Property, plant and equipment	1,247.5	1,319.1
Intangible assets	522.0	524.5

	1,769.5	1,843.6

Current assets
Cash and cash equivalents	42.8	35.3
Trade and other receivables	152.0	143.3
Inventories	0.8	0.3
Derivative financial instruments	8.5	2.3

	204.1	181.2

Total assets	1,973.6	2,024.8

Liabilities
Current liabilities
Borrowings	11.8	10.6
Trade and other payables	146.0	172.4
Provisions	1.6	0.4
Current income tax liabilities	8.4	23.1
Derivative financial instruments	—	3.6

	167.8	210.1

Non-current liabilities

Borrowings	910.6	908.9
Other payables	6.7	33.8
Provisions	37.6	37.6
Deferred income tax liabilities	134.4	157.6
Derivative financial instruments	—	0.3

	1,089.3	1,138.2

Total liabilities	1,257.1	1,348.3

Net assets	716.5	676.5

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	675.4	672.3
Other reserves	11.3	8.7
Retained earnings/(accumulated losses)	29.4	(4.9)

Total shareholders’ equity	716.5	676.5

INMARSAT PLC

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2006

(US$ in millions)	2006 (unaudited)	2005 (audited)
Cash flow from operating activities
Cash generated from operations	313.9	307.7
Interest received	2.6	10.4
Income taxes paid	(0.5)	(0.8)

Net cash inflow from operating activities	316.0	317.3

Cash flow from investing activities
Purchase of property, plant and equipment	(113.0)	(201.9)
Consideration under ACeS collaboration arrangement	(4.0)	—
Additions to capitalised development costs	(1.4)	(2.4)
Short-term deposits	—	151.7
Disposal of subsidiaries (net of transaction costs)	—	9.4

Net cash used in investing activities	(118.4)	(43.2)

Cash flow from financing activities
Dividends paid to shareholders	(98.2)	(24.7)
Purchase of Senior Notes	(43.6)	(10.0)
Interest paid on Senior Notes and Facilities	(36.4)	(76.9)
Net settlement of finance lease	(11.6)	—
Net proceeds from issue of ordinary shares	—	637.5
Net proceeds from new Senior Credit Facility	—	244.4
Repayment of previous Senior Credit Facilities	—	(737.5)
Arrangement costs of Senior Notes and Senior Discount Notes	—	(0.8)
Repayment of Senior Notes	—	(167.1)
Repayment of Subordinated Preference Certificates	—	(334.8)
Interest paid on finance leases	—	(0.1)

Net cash used in financing activities	(189.8)	(470.0)

Foreign exchange adjustment	(0.2)	(0.6)

Net increase/(decrease) in cash and cash equivalents	7.6	(196.5)

Movement in cash and cash equivalents
At beginning of year	35.1	231.6
Net increase/(decrease) in cash and cash equivalents	7.6	(196.5)

As reported on balance sheet (net of bank overdrafts)	42.7	35.1

At end of year, comprising
Cash at bank and in hand	1.5	1.6
Short-term deposits with original maturity of less than 3 months	41.3	33.7
Bank overdrafts	(0.1)	(0.2)

	42.7	35.1

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS

1. General Information

The Company was re-registered as a public limited company and changed its name to Inmarsat plc on 27 May 2005. The Company is incorporated and domiciled in England and Wales.

The address of its registered office is 99 City Road, London, EC1Y 1AX.

The Company listed on the London Stock Exchange on 22 June 2005.

These unaudited consolidated financial results were approved for issue by the Board of Directors on 26 February 2007.

The financial information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. Statutory accounts for 2006 will be delivered following the Company’s Annual General Meeting. The auditors have not reported on these accounts.

The statutory financial statements for the year ended 31 December 2005 have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain statements under section 237(2) or 237(4) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the 2006 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages 43 to 50 of the audited Consolidated Financial Statements for the year to 31 December 2005, as available on our website www.inmarsat.com/about us/investor relations/financial reports/2005 Annual Report and Accounts. The applied IFRS accounting policies were selected by management considering all applicable IFRS’s issued by the International Accounting Standards Board (IASB) and adopted by the European Union. This announcement does not contain sufficient information to comply with all of the disclosure requirements of IFRS.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best knowledge of the amount, events or actions, the actual results ultimately may differ from those estimates.

The functional currency of the Company and all of the Group’s subsidiaries and the presentation currency is the US dollar, as the majority of operational transactions and borrowings are denominated in US dollars.

Restatements

The 2005 Consolidated Statement of Recognised Income and Expense has been restated to include the $5.5m deferred tax credit on share options, previously disclosed in the Reconciliation of Movements in Shareholders’ Equity, note 6, only.

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

3. Segment information

The Group operates in one business segment being the supply of mobile satellite communications services (MSS).

‘Other’ in 2006 principally comprises income from the provision of conference facilities and leasing surplus office space to external organisations.

In addition, ‘Other’ in 2005 comprised the results of the subsidiaries, Invsat and Rydex, prior to their respective disposals.

Primary reporting format—Business segments

	2006
(US$ in millions)	Mobile satellite communications services	Other	Unallocated	Total
Revenue	493.0	7.1	—	500.1

Segment result (operating profit)	175.1	(0.2)	—	174.9
Net interest charged to the Income Statement	—	—	(85.1)	(85.1)

Profit before income tax				89.8
Income tax expense				37.9

Profit for the year				127.7

Segment assets	1,930.8	—	42.8	1,973.6
Segment liabilities	(191.9)	—	(1,065.2)	(1,257.1)
Capital expenditure (incl. acquisitions)	(82.8)	—	—	(82.8)
Depreciation	(138.4)	—	—	(138.4)
Amortisation of intangible assets	(18.4)	—	—	(18.4)

	2005
(US$ in millions)	Mobile satellite communications services	Other	Unallocated	Total
Revenue	474.2	16.9	—	491.1

Segment result (operating profit)	209.7	(0.2)	—	209.5
Net interest charged to the Income Statement	—	—	(114.0)	(114.0)

Profit before income tax				95.5
Income tax expense				(31.1)

Profit for the year				64.4

Segment assets	1,989.0	—	35.8	2,024.8
Segment liabilities	(247.8)	(0.3)	(1,100.2)	(1,348.3)
Capital expenditure	(305.0)	—	—	(305.0)
Depreciation	(94.6)	(0.7)	—	(95.3)
Amortisation of intangible assets	(11.2)	—	—	(11.2)

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

4. Net interest payable

(US$ in millions)	2006	2005
Interest on Senior Notes and Senior Credit Facilities	(38.1)	(59.2)
Accretion of principal on the Senior Discount Notes	(35.8)	(32.4)
Net premium on early settlement of Burses finance lease	(6.2)	—
Pension and post-retirement liability finance costs	(5.8)	—
Unwinding of discount on deferred satellite liabilities	(3.7)	(3.1)
Amortisation of debt issue costs	(3.2)	(8.2)
Interest and facility fees payable on bank loans, overdrafts and finance leases	(0.4)	(1.2)
Other interest	(0.2)	—
Previous Senior Credit Facility deferred debt issue costs written off	—	(19.9)
Accretion of principal on the Subordinated Preference Certificates	—	(19.6)
Deferred debt issue costs written off and redemption premium paid on repayment of 35% of the Senior Notes due 2012	—	(18.8)
Interest rate swap	—	(1.4)

Total interest payable and similar charges	(93.4)	(163.8)

Bank interest receivable and other interest	5.5	6.1
Interest rate swap	2.8	—
Realised gain on repayment of Subordinated Preference Certificates	—	39.3
Realised gain on amendment to interest rate swap	—	3.4
Senior Notes premium written-off	—	1.0

Total interest receivable and similar income	8.3	49.8

Net interest payable	(85.1)	(114.0)

5. Income tax credit/(expense)

(US$ in millions)	2006	2005
Current tax:
Current year	(5.3)	(1.6)
Adjustments in respect of prior periods	13.9	—

Total current tax credit/(expense)	8.6	(1.6)

Deferred tax:
Origination and reversal of temporary differences	(19.5)	(29.5)
Disposal of lease receivable	58.1	—
Reassessment of likelihood of recovery of deferred tax assets	(9.3)	—

Total deferred tax credit/(expense)	29.3	(29.5)

Total income tax credit/(expense)	37.9	(31.1)

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

6. Reconciliation of movements in shareholders’ equity

(US$ in millions)	Ordinary share capital	Share premium account	Other Reserves	(Accumulated losses)/ retained earnings	Total
Balance at 1 January 2005	0.3	34.8	21.4	(44.0)	12.5
Fair value losses - cash flow hedges	—	—	(15.6)	—	(15.6)
Issue of share capital	0.1	637.5	—	—	637.6
Share options charge	—	—	3.7	—	3.7
Profit for the year	—	—	—	64.4	64.4
Dividends payable	—	—	—	(24.7)	(24.7)
Actuarial losses from pension and post- retirement healthcare benefits	—	—	—	(8.7)	(8.7)
Movement in cumulative translation reserve	—	—	(0.8)	—	(0.8)
Tax credited directly to equity	—	—	—	8.1	8.1

Balance at 31 December 2005	0.4	672.3	8.7	(4.9)	676.5

Fair value gains - cash flow hedges	—	—	8.2	—	8.2
Issue of share capital	—	3.1	—	—	3.1
Share options charge	—	—	3.0	—	3.0
Profit for the year	—	—	—	127.7	127.7
Dividends payable	—	—	—	(98.2)	(98.2)
Actuarial gains from pension and post- retirement healthcare benefits	—	—	—	5.2	5.2
Movement in cumulative translation reserve	—	—	(6.6)	—	(6.6)
Tax charged directly to equity	—	—	(2.0)	(0.4)	(2.4)

Balance at 31 December 2006	0.4	675.4	11.3	29.4	716.5

NOTES TO THE CONSOLIDATED FINANCIAL RESULTS (continued)

7. Net borrowings

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	As at 31 December 2006			As at 31 December 2005
(US$ in millions)	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
Current:
Bank overdraft	0.1	—	0.1	0.2	—	0.2
Deferred satellite payments	11.7	—	11.7	10.4	—	10.4

Total current borrowings	11.8	—	11.8	10.6	—	10.6

Non-current:
Senior Credit Facility	250.0	(1.6)	248.4	250.0	(2.3)	247.7
Senior Discount Notes, 10.375%	367.6	(8.2)	359.4	332.2	(8.7)	323.5
—Accretion of principal	4.9	—	4.9	4.4	—	4.4
Senior Notes	256.8	(8.9)	247.9	300.4	(10.6)	289.8
Premium on Senior Notes	1.1	—	1.1	1.3	—	1.3
Deferred satellite payments	48.9	—	48.9	42.2	—	42.2

Total non-current borrowings	929.3	(18.7)	910.6	930.5	(21.6)	908.9

Total Borrowings	941.1	(18.7)	922.4	941.1	(21.6)	919.5

Cash and cash equivalents	(42.8)	—	(42.8)	(35.3)	—	(35.3)

Net Borrowings	898.3	(18.7)	879.6	905.8	(21.6)	884.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: February 27, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: February 27, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer